[redacted]

SECUR 06009977 ION

APR 0 3 2006

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-023728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/1/05 (MM/DD/YY) AND ENDING 1/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mark Boyar & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 East 21st Street Suite 8 East
(No. and Street)

New York — NY — 10010-6212
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank A. Gallo, CPA — (516) 681-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gallo & Company, CPA's LLP
(Name – *if individual, state last, first, middle name*)

420 Jericho Turnpike, Suite 101, Jericho, NY 11753-1372
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 3 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Boyar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mark Boyar & Company, Inc., as of January 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Mark A. Boyar, President

Title

Notary Public

RICHARD I. WOLFF
Notary Public, State of New York
No. 31-9726910
Qualified in New York County
Commission Expires February 28, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of cash flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gallo & Company
CPA'S LLP

420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Shareholder of Mark Boyar & Company, Inc.

We have audited the accompanying balance sheet of Mark Boyar & Company, Inc. (a New York Corporation) as of January 31, 2006, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Boyar & Company, Inc., at January 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gallo & Company CPA's LLP
Gallo & Company CPA's LLP
Jericho, New York

March 13, 2006

Members of: AICPA • NYSSCPA • NCCPAP

MARK BOYAR & COMPANY, INC.

Balance Sheet
January 31, 2006

ASSETS	
Current Assets	
Cash	$ 11,521
Money market fund	376,224
Marketable securities (Note 2)	10,893
Officer's loans receivable	44,614
Deferred tax asset (Note 3)	15,726
Prepaid expenses	7,229
Total Current Assets	466,207
Fixed and Other Assets	
Furniture, fixtures and leasehold improvements less Accumulated depreciation of $122,624 (Notes 2 and 6)	60,425
TOTAL ASSETS	$526,632
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accounts payable	$ 59,979
Miscellaneous payable	5,035
Total Current Liabilities	65,014
Stockholder's Equity	
Common stock (20,000 shares of stock authorized at $0.01 per share, 1,000 shares issued and outstanding)	10
Additional paid in capital	3,990
Retained earnings	457,618
Total Stockholder's Equity	461,618
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$526,632

See Notes to Financial Statements.

MARK BOYAR & COMPANY, INC.

Statement of Income
For the Fiscal Year Ended January 31, 2006

REVENUES	
Commission income	$ 1,050,575
Commission income-soft dollar	356,383
Interest and dividend income	19,684
Loss on error account	(485)
Miscellaneous income	235
Net realized loss from firm investments	(825)
Net unrealized gain from firm investments	10,223
TOTAL REVENUE	1,435,790
EXPENSES	
Officer's salary	600,000
Employee's salaries	424,756
General & administrative expense	206,532
Payroll taxes	72,984
Rent	69,639
Depreciation (Note 2)	15,202
Regulatory fees and dues	5,664
Printing	32,397
TOTAL EXPENSES	1,427,174
Income Before Provision for Income Taxes	8,616
Provision for Income Taxes	(10,267)
NET LOSS	$ (1,651)

See Notes to Financial Statements.

MARK BOYAR & COMPANY, INC.

Statement of Changes in Shareholder's Equity
For the Fiscal Year Ended January 31, 2006

	Total	Common Stock	Additional Paid In Capital	Retained Earnings
Shareholder's Equity February 1, 2005	$ 463,269	$ 10	$ 3,990	$ 459,269
Net Loss	(1,651)	-0-	-0-	(1,651)
Shareholder's Equity January 31, 2006	$ 461,618	$ 10	$ 3,990	$ 457,618

See Notes to Financial Statements.

MARK BOYAR & COMPANY, INC.

Statement of Cash Flows
For the Fiscal Year Ended January 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (1,651)
Adjustments to Reconcile Net Income to Net Cash provided by operating activities:	
Depreciation	15,202
Decrease in miscellaneous payable	(17,761)
Increase in accounts payable	(9,619)
Decrease in deferred tax asset	5,293
Increase in prepaid expenses	(7,229)
Net Cash Used by Operating Activities	(15,765)
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in marketable securities	(9,398)
Purchase of furniture & fixtures	(3,518)
Net Cash Used by Investing Activities	(12,916)
CASH FLOWS FROM FINANCING ACTIVITIES	
Increase in officer's loan receivable	(2,000)
Net Cash Used by Financing Activities	(2,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(30,681)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	418,426
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 387,745
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash Paid During the year for:	
Corporation Taxes	$ 29,964

See Notes to Financial Statements.

Note 1- GENERAL BUSINESS

The primary sources of revenue are brokerage commissions, soft-dollar commissions and fees for research services. Mark Boyar & Company, Inc. (the "Company") clears all of its brokerage activity through a New York Stock Exchange member firm as an introducing broker and receives an agreed percentage of commissions earned.

Note 2- SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and money market funds with maturities less than three months to be cash equivalents.

Investments

The Company carries all marketable securities at market value. The cost basis of marketable securities at January 31, 2006 is $19,338.

Fixed Assets

Furniture, fixtures and equipment are carried at cost and are depreciated on an accelerated method with a useful life of five to seven years.

Leasehold improvements are being depreciated on a straight-line basis over a period of twenty years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Note 3- INCOME TAXES

The Company prepares its income tax returns on the cash basis of accounting. As a result thereof, various items of revenue and expense will be recognized in different periods for book and tax accounting purposes. This has resulted in a $15,726 deferred tax asset at January 31, 2006.

Note 4- **REIMBURSED EXPENSES**

Under an informal agreement, Boyar Asset Management, Inc., an affiliated company, and Mark Boyar & Company, Inc., have reimbursed each other for certain operating expenses. For the year ended January 31, 2006, the amount of such net reimbursement received by the Company amounted to $490,446. The amount due to Boyar Asset Management, Inc. at January 31, 2006 is $5,354.

Note 5- **MINIMUM NET CAPITAL**

As a registered broker-dealer, the Company is required to maintain certain minimum "net capital" as well as a ratio, whereby "net capital" exceeds the greater of $5,000 or 6-2/3% of "aggregate indebtedness" as these terms are defined in accordance with the provisions of Rule 15c3-1 of the Securities Exchange Commission.

At January 31, 2006, the Company had "excess net capital" in the amount of $306,514.

Retained earnings may be restricted as to the availability for the payment of dividends. Operations may be restricted in order to maintain the required "net capital" ratio as defined.

Should the company fail to maintain such capital requirements, it could be subject to sanction or possible suspension.

Note 6- **FIXED ASSETS**

As of January 31, 2006 fixed assets consist of the following:

	Amount
Equipment and Furniture	$ 59,077
Art Work	62,698
Leasehold Improvements	61,274
Total Fixed Assets	183,049
Less Accumulated Depreciation	(122,624)
Net Book Value	$ 60,425

MARK BOYAR & COMPANY, INC.

Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1
January 31, 2006

CREDITS	
Shareholders equity	$ 461,618
DEBITS	
Furniture, fixtures and leasehold improvements (net of accumulated depreciation)	60,424
Prepaid expenses & receivables	67,569
	127,993
Net Capital before Haircuts on Securities Position	333,625
Haircut on securities (computed, where applicable, pursuant to 15a3-1(f)):	
Trading and Investment Securities	
a. Other securities	936
b. Money market & government funds @ 2%	7,802
	8,738
Net Capital	324,886
Minimum net capital requirements of the greater of $5,000 or 6-2/3% of aggregate indebtedness (Note 5)	5,000
Excess in Net Capital	$ 319,886
Excess Net Capital at 1,000%	$ 318,385
Total Aggregate Indebtedness	$ 65,014
Percentage of Aggregate Indebtedness to Net Capital	20.01%
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	N/A

See Notes to Financial Statements.

15c3-3 Exemption

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through Pershing, LLC on a fully disclosed basis. In the opinion of the management of Mark Boyar & Company, Inc., the conditions of the Company's exemption from Rule 15c3-3 was complied with throughout the year ended January 31, 2006.

See Notes to Financial Statements.

MARK BOYAR & COMPANY, INC.

Reconciliation of Computation of Net Capital (Rule 15c3-1)
Pursuant to Rule 17a-5(d)(4)
January 31, 2006

There are no material differences between the Company's computation of net capital under Rule 15c3-1 and that shown on the schedule below, except for accruals and adjustments listed which resulted during the course of the audit. Such items resulted in the following differences:

Net Capital per Unaudited Focus Report	$ 316,795
Adjustments to Net Capital:	
Accrued expenses and other assets	(5,281)
Net Capital per Audited Focus Report	$ 311,514

	Unaudited Focus 01/31/06	Audited Focus 01/31/06
Net Capital	$ 316,795	$ 311,514
Minimum Net Capital at 6-2/3% of AI	5,281	5,000
Excess Net Capital	311,514	306,514
Excess Capital at 1,000%	308,872	305,013
Total Aggregate Indebtedness (AI)	79,223	65,014
Percentage of AI to Net Capital	25.00%	20.87%

See Notes to Financial Statements.

Gallo & Company CPA'S LLP

420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

Report on Internal Control Structure Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
January 31, 2006

To the Board of Directors
and Shareholder of Mark Boyar & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Mark Boyar & Company, Inc. (the "Company") for the year ended January 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Gallo + Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

March 13, 2006